EXHIBIT A
2005.10.27
Future Business and Management Plan

1. Topic	1. New Biz (domestic)

2. Global Biz

2. Purpose	1. Foster and develop new business

2. Foster and develop new business

3. Promotion Schedule	—

4. Expected Investment	—

5. Content	1. New Biz (domestic) 1) Mobile Cyworld — The number of users increased to 1.1 million. The service provider is continuously expanding.

2) Melon
     — The number of registered members increased to 3.5 million and the number of fee-paying subscribers increased to 500,000, ranking it as the most popular domestic fee-paying music website.
— Projecting an increase in the number of users, as the number of MP3 player models that can accommodate such service are expected to increase within a year.

3) Satellite DMB
     — As of October 26, 2005, it has secured approximately 250,000 subscribers.
— Projecting an increase in the number of subscribers, as the coverage of the cell phones are expected to expand, with KFT and LGT participating in the DMB service.

2. Global Biz
1) Vietnam Market
     — As of October 20, the number of S-Fone subscribers increased to 290,000.
     — Considering the possibility of expanding the network coverage. SKT will review the market expansion and economy of Vietnam.
— The possibility of additional investment depends on the

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scope of service coverage, cost of equipment and methods of financing. The amount will be determined after internal meeting and discussion.

2) MVNO (United States)
     — SKT launched a new brand called HELIO which will begin operating next spring.
     — The targeted population is 2 million Korean Americans and young people who are familiar with the wireless Internet.
— SKT will provide an upgraded service to large cities via EV-DO network and achieve a distinct status in the market.

3) In addition, SKT will review the possibility of expanding into the Asian market, but has not decided on the exact scale of investment or methods.

6. Expected Effect	—

7. Obstacles	—

8. Decision Date (date of the Board meeting)	—

9. Selective Disclosure	Information Provider	SK Telecom IR Department

	Information Recipient	Analysts / institutional investors

	Date, Place and Title	Date: 6 pm, October 27, 2005 Title: Conference Call re 2005 Third Quarterly Report Place: SK Telecom Conference Room (teleconference)

10. Contact Information	Person Responsible for Disclosure	HyunJong Song, IR Department (6100-1600)

	Person Managing Disclosure	HyunSoo Park, IR Department (6100-1613)

	Relevant Department	IR Department (6100-1640)

11. Miscellaneous	The management plan and important projections above may not be realized depending on the management and business circumstances. The substance of the teleconference can be accessed through our website — www.sktelecom.com

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